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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-26519

Seminis, Inc.

(Exact name of registrant as specified in its charter)

2700 Camino del Sol, Oxnard, California 93030-7967, (805) 647-1572

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Titles of all other classes of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate of suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
	☐	Rule 15d-6	☐

      Approximate number of holders of record as of the certification or notice date: None

      Pursuant to the requirements of the Securities Exchange Act of 1934, Seminis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 30, 2003	By:	/s/ GASPAR ALVAREZ

		Name:	Gaspar Alvarez
		Title:	Vice President, Finance and Worldwide Corporate Comptroller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General rules and Regulations under the Securities Exchange Act of 1934. The registration shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other daily authorized person. The name and title of the person signing the form shall be typed or printed under the signature.